 Filed Pursuant to Rule 253(g)(2)

File No. 024-10767

BRIX REIT, INC.

SUPPLEMENT NO. 2 DATED FEBRUARY 7, 2020

TO THE OFFERING CIRCULAR DATED DECEMBER 26, 2019

This document supplements, and should be read in conjunction with, the offering circular of BRIX REIT, Inc. (“we,” “us,” “our” or the “Company”) dated December 26, 2019 (the “Offering Circular”) and Supplement No. 1, dated February 3, 2020. Unless otherwise defined in this supplement, capitalized terms used in this supplement shall have the same meanings as in the Offering Circular.

The purpose of this supplement is to provide further information with regard to the recently announced advisory agreement that we entered into with modiv Advisors, LLC (our “advisor”), an indirect wholly-owned subsidiary of RW Holdings NNN REIT, Inc. (“NNN REIT”), which became effective on February 3, 2020. Accordingly, the following sections of our Offering Circular are being updated:

•	Offering Circular Summary;
•	Risk Factors;
•	Conflicts of Interest; and
•	Investment Objectives and Criteria.

Offering Circular Summary

The following information should be read in conjunction with the section of our Offering Circular captioned “Offering Circular Summary – What is BRIX REIT, Inc.?” beginning on page 1 of the Offering Circular.

We are externally managed by our advisor. Our advisor is indirectly wholly-owned by NNN REIT, which provides our advisor with all necessary employee and financial resources, including the Online Platform, that are required for our advisor to effectively perform its management functions pursuant to an advisory agreement between us and our advisor. All of our administrative functions and operations, including the Online Platform, will be managed and performed by our advisor. Certain of our directors and executive officers are also directors and executive officers of NNN REIT and its affiliates. In addition, our advisor will identify all of our prospective property acquisitions and advise us with respect to them. While our advisor may manage, or assist in the management of, the day-to-day operations, we anticipate that day-to-day property management will be performed by experienced recognized property management companies that provide property management services in the areas where our properties are located.

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The following information should be read in conjunction with the section of our Offering Circular captioned “Offering Circular Summary – Are there any risks involved in an investment in our shares?” beginning on page 3 of the Offering Circular.

•	We depend on our advisor and its affiliates to select our investments and conduct our operations. We will pay fees and expenses to our advisor and its affiliates that were not determined on an arm’s length basis, and therefore we do not have the benefit of arm’s length negotiations of the type normally conducted between unrelated parties. These fees increase your risk of loss.
•	Our advisor does not have an exclusive management arrangement with us, and it may compete with us by advising and sponsoring other REITs with similar investment objectives. The executive officers of our advisor and its key real estate and debt finance professionals are also officers, directors, managers and/or key professionals of NNN REIT and its affiliates. As a result, they will face conflicts of interest, including time constraints, allocation of investment opportunities for us, NNN REIT and any future REITs advised by our advisor that have similar investment objectives. There are also significant conflicts created by our advisor’s compensation arrangements with us and other of its affiliates.

  The following information should be read in conjunction with the section of our Offering Circular captioned “Offering Circular Summary” beginning on page 1 of the Offering Circular.

Who is our advisor, and what role will it play?

Our advisor is modiv Advisors, LLC, which is indirectly wholly-owned by NNN REIT. Pursuant to the advisory agreement, advisory services and necessary administrative functions for our day-to-day management will be provided by our advisor, including but not limited to regulatory compliance. Additionally, our advisor will oversee the acquisition and management of our portfolio of real estate investments, all subject to the supervision of our board of directors. NNN REIT provides our advisor with all necessary employee and financial resources, including the Online Platform, that are required for our advisor to effectively perform its management functions under the advisory agreement.

 What is the experience of our advisor?

Our advisor is a newly created entity and an indirect wholly-owned subsidiary of NNN REIT. On December 31, 2019, NNN REIT acquired substantially all of the assets, business and operations of our former sponsor, BrixInvest, LLC and our former advisor, Brix Student Housing REIT Operator, LLC. Key personnel of NNN REIT and our advisor have extensive experience in the student housing, multi-family housing and triple net-lease markets for fitness centers, convenience stores and quick service restaurants. Such personnel include William Broms, Raymond Pacini and Aaron Halfacre. Biographical information on Messrs. Broms, Pacini and Halfacre is provided elsewhere in the Offering Circular and Supplement No. 1.

 What conflicts of interest does our advisor face?

Our advisor and its affiliates will experience conflicts of interest in connection with the management of our business. Mr. Wirta is chairman of the board of directors of NNN REIT, and Mr. Halfacre is chief executive officer, president and a director of NNN REIT. In addition, Mr. Pacini, our chief financial officer, is also chief financial officer of NNN REIT. Some of the material conflicts that our advisor and its affiliates will face include the following:

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•	Our advisor and its affiliates will have to allocate their time between us and other real estate programs and activities in which they are involved;

•	The negotiation of any fees paid to our advisor or any of its affiliates will not be at arm’s length, although our board of directors, a majority of which are independent directors, must approve our advisor’s fees; and

•	Either a majority of our independent directors or our advisor may terminate the advisory agreement with or without cause upon 90 days’ written notice. Upon termination of the advisory agreement, other than by our independent directors for cause, our advisor may be entitled to a termination fee equal to the Liquidation Fee (as defined in the advisory agreement). Any termination of the advisory agreement for cause would involve a difficult and lengthy process in concluding that the “for cause” standard had been met, which conclusion would be subject to challenge by our advisor and could result in a protracted legal process.

Risk Factors

The following information should be read in conjunction with the section of our Offering Circular captioned “Risk Factors” beginning on page 11 of the Offering Circular.

Our advisor does not have prior operating history.

As a newly created entity, our advisor does not have prior experience in the student housing or multi-family housing markets, or in the triple net-lease markets for fitness centers, convenience stores or quick service restaurants. Although our advisor does not have prior experience in these markets, it will rely on the substantial commercial real estate market knowledge and experience of its officers and other key personnel as well as the experienced property management companies in connection with our achieving our investment objectives.

The following information supersedes and replaces the last two sentences of the sole paragraph in section of our Offering Circular captioned “Risk Factors – High Risks Related to the Start-up Nature of our Business – Because our stockholders will not have an opportunity to evaluate the investments we may make before we make them, we are considered to be a blind pool. We may make investments with which our stockholders do not agree” on page 12 of the Offering Circular.

Our board of directors and the management of our advisor have broad discretion when identifying, evaluating and making such investments. You will have no opportunity to evaluate the transaction terms or other financial or operational data concerning specific investments before we invest in them. As a result, you must rely on our board of directors and our advisor to identify and evaluate our investment opportunities, and they may not be able to achieve our business objectives, may make unwise decisions or may make investments with which you do not agree.

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The following information should be read in conjunction with the section of our Offering Circular captioned “Risk Factors – Risks Related to an Investment in Our Common Stock” beginning on page 26 of the Offering Circular.

Because we depend upon our advisor to conduct our operations, adverse changes in the financial health of our advisor or its affiliates could cause our operations to suffer.

We depend on our advisor to manage our operations and our portfolio of properties. Our advisor depends upon the fees and other compensation that it receives from us and NNN REIT in connection with the purchase, management and sale of assets to conduct its operations. Any adverse changes to our relationship with, or the financial condition of, our advisor, could hinder their ability to successfully manage our operations and our portfolio of investments.

 The loss of or the inability to retain or obtain key real estate professionals at our advisor could delay or hinder implementation of our investment strategies, which could limit our ability to make distributions and decrease the value of an investment in our shares.

We believe that our future success depends, in large part, upon the contributions of Messrs. Broms, Halfacre, Pacini and Wirta, each of whom would be difficult to replace. There is no exclusivity with regard to the services of our advisor, and we will compete for its services with NNN REIT and other current and future affiliated real estate programs, including future programs with similar investment objectives to ours. If any of these persons were to cease their association with us, our advisor or its affiliates, we may be unable to find suitable replacements and our operating results could suffer as a result. We believe that our future success depends, in large part, upon the ability of our advisor and its affiliates to attract and retain highly skilled managerial, operational and marketing professionals. Competition for such professionals is intense, and our advisor and its affiliates may be unsuccessful in attracting and retaining such skilled professionals. If we lose or are unable to obtain the services of highly skilled professionals, our ability to implement our investment strategies could be delayed or hindered.

The following information supersedes and replaces the three paragraphs of the section of our Offering Circular captioned “Risk Factors – Risks Related to an Investment in Our Common Stock – If we are unable to find suitable investments, we may not be able to achieve our investment objectives or pay distributions” on page 26 of the Offering Circular.

Our ability to achieve our investment objectives and to pay distributions depends upon the performance of our advisor in the acquisition of our investments, including the determination of any financing arrangements. We are also subject to competition in seeking to acquire real estate-related investments. The more shares we sell in this offering, the greater our challenge will be to invest the net offering proceeds on attractive terms. Our investors must rely entirely on the management abilities of our advisor and the oversight of our board of directors. We can give no assurance that our advisor will be successful in obtaining suitable investments on financially attractive terms or that, if our advisor makes investments on our behalf, our objectives will be achieved. If we, through our advisor, are unable to find suitable investments promptly, we will hold the proceeds from this offering in an interest-bearing account or invest the proceeds in short-term assets. In the event we are unable to timely locate suitable investments, we may be unable or limited in our ability to pay distributions and we may not be able to meet our investment objectives.

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If we raise substantial offering proceeds in a short period of time, we may not be able to invest all of the net offering proceeds promptly, which may cause our distributions and the long-term returns to our stockholders to be lower than they otherwise would.

We could suffer from delays in locating suitable investments. The more shares we sell in this offering, the more difficult it will be to invest the net offering proceeds promptly and on attractive terms. Therefore, the offering process increases the risk of delays in investing our net offering proceeds. Our reliance on our advisor and the real estate and debt finance professionals that our advisor retains to identify suitable investments for us at times when such persons are simultaneously seeking to identify suitable investments for NNN REIT and other NNN REIT-affiliated programs could also delay the investment of the proceeds of this offering. Delays we encounter in the selection, acquisition of income-producing properties or the acquisition of other related real estate investments would likely limit our ability to pay distributions to you and reduce your overall returns.

The following information supersedes and replaces the section of our Offering Circular captioned “Risk Factors – Risks Related to Our Management Structure and Conflicts of Interest” beginning on page 29 of the Offering Circular.

Risks Related to Conflicts of Interest

Our advisor and its affiliates, including our executive officers and our affiliated directors and other key real estate professionals, face conflicts of interest caused by their compensation arrangements with us and with NNN REIT and other NNN REIT-affiliated programs, which could result in actions that are not in the long-term best interests of our stockholders.

Most of our executive officers and our affiliated directors and other key real estate professionals are also officers, directors, managers, key professionals and/or holders of a direct or indirect controlling interest in our advisor, NNN REIT and other affiliated entities. Our advisor and its affiliates receive substantial fees from us. These fees could influence the advice to us as well as the judgment of their affiliates providing services to us. Among other matters, these compensation arrangements could affect their judgment with respect to the following:

•	the continuation, renewal or enforcement of agreements with our advisor and its affiliates, including the advisory agreement;
•	sales of real estate investments, which would entitle our advisor to disposition fees;
•	acquisitions of real estate investments, which entitle our advisor to acquisition fees and asset management fees based on the cost of the investment, and not based on the quality of the investment or the quality of the services rendered to us, which may influence our advisor to recommend riskier transactions to us and/or transactions that are not in our best interest and, in the case of acquisitions of investments from other affiliated programs, which might entitle affiliates of our advisor to disposition fees in connection with its services for the seller;
•	the continuation, renewal or enforcement of our agreements with our advisor and its affiliates, including the advisory agreement;
•	borrowings to acquire real estate investments, which borrowings will increase the acquisition fees, financing fees and asset management fees payable to our advisor; and
•	whether and when we seek to list our shares of common stock on a national securities exchange, which listing may make it more likely for us to become self-managed or internalize our management and which could also adversely affect the sales efforts for other advisor-affiliated programs, depending on the price at which our shares trade.

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Our advisor and its affiliates face conflicts of interest relating to the acquisition of assets due to their relationship with NNN REIT and other NNN REIT-affiliated programs, which could result in decisions that are not in our best interest or the best interests of our stockholders.

We rely on our advisor and their key real estate professionals. Many investment opportunities that are suitable for us may also be suitable for NNN REIT and other future NNN REIT-affiliated programs. When these real estate professionals direct an investment opportunity to NNN REIT or any NNN REIT-affiliated program they, in their sole discretion, will offer the opportunity to the program for which the investment opportunity is most suitable based on the investment objectives, portfolio and criteria of each program or investor. Our acquisition stage may overlap with NNN REIT and future NNN REIT-affiliated programs.

We, NNN REIT and other NNN REIT-affiliated programs also rely on these real estate professionals to supervise the management of investments. If our advisor’s team of real estate professionals directs prospective tenants to properties owned by a future NNN REIT-affiliated program when it could direct such tenants to our properties, our tenant base may have more inherent risk and our properties’ occupancy may be lower than might otherwise be the case.

Further, NNN REIT and existing and future NNN REIT-affiliated programs are not and will not be prohibited from engaging, directly or indirectly, in any business or from possessing interests in any other business venture or ventures, including businesses and ventures involved in the acquisition, development, ownership, leasing or sale of real estate-related investments.

Conflicts of interest risk in the termination of the advisory agreement.

Either a majority of our independent directors or our advisor may terminate the advisory agreement with or without cause upon 90 days’ written notice. Upon termination of the advisory agreement, other than by our independent directors for cause, our advisor may be entitled to a termination fee equal to the Liquidation Fee (as defined in the advisory agreement). Any termination of the advisory agreement for cause, would involve a difficult and lengthy process in concluding that the “for cause” standard had been met, which conclusion would be subject to challenge by our advisor and could result in a protracted legal process.

Our officers, our advisor and the real estate, debt finance, management and accounting professionals assembled by our advisor face competing demands on their time and this may cause our operations and our stockholders’ investment in us to suffer.

We rely on our officers, our advisor and the real estate, debt finance, management and accounting professionals that our advisor retains, including Messrs. Broms, Halfacre, Pacini and Wirta, to provide services to us for the day-to-day operation of our business. Further, our officers and affiliated directors are also officers and/or affiliated directors of NNN REIT and/or some or all of the other NNN REIT-affiliated programs. As a result of their interests in NNN REIT and/or other NNN REIT-affiliated programs, and the fact that they engage in and will continue to engage in other business activities on behalf of themselves and others, Messrs. Broms, Halfacre, Pacini and Wirta face conflicts of interest in allocating their time among us, NNN REIT, other NNN REIT-affiliated programs, as well as other business activities in which they are involved. During times of intense activity in other programs and ventures, these individuals may devote less time and fewer resources to our business than are necessary or appropriate to manage our business. If these events occur, the returns on our investments, and the value of your investment in us, may decline.

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Our executive officers, our affiliated directors and the key real estate professionals assembled by our advisor face conflicts of interest related to their positions and/or interests in our advisor and its affiliates, which could hinder our ability to implement our business strategy and to generate returns to our stockholders.

Our executive officers, our affiliated directors and the key real estate professionals assembled by our advisor are also executive officers, directors, managers, key professionals and/or holders of a direct or indirect controlling interest in our advisor, NNN REIT and/or other NNN REIT-affiliated entities. As a result, they owe fiduciary duties to each of these entities, their members and these investors, which fiduciary duties may from time to time conflict with the fiduciary duties that they owe to us and our stockholders. Their loyalties to these other entities and investors could result in action or inaction that is detrimental to our business, which could harm the implementation of our business strategy and our investment and leasing opportunities. Further, Messrs. Broms, Halfacre, Pacini and Wirta, NNN REIT and existing and future NNN REIT-affiliated programs generally are not and will not be prohibited from engaging, directly or indirectly, in any business or from possessing interests in any other business venture or ventures, including businesses and ventures involved in the acquisition, development, ownership, leasing or sale of real estate investments. If we do not successfully implement our business strategy, we may be unable to generate the cash needed to make distributions to our stockholders and to maintain or increase the value of our assets.

Because NNN REIT and other NNN REIT-affiliated programs may conduct offerings concurrently with our offering, our advisor may face potential conflicts of interest arising from competition among us and these other programs for investors and investment capital, and such conflicts may not be resolved in our favor.

NNN REIT is seeking to raise capital through a public offering being conducted concurrently with this offering and future NNN REIT-affiliated programs may as well. As a result, our advisor may face conflicts of interest arising from potential competition with these other programs for investors and investment capital. Our advisor generally seeks to avoid simultaneous offerings by programs that have a substantially similar mix of investment characteristics, including key investment objectives. Nevertheless, there may be periods during which one or more NNN REIT-affiliated programs will be raising capital and may compete with us for investment capital, as is the case with NNN REIT, where investors may choose its commercial real estate investment platform over ours. Such conflicts may not be resolved in our favor and our stockholders will not have the opportunity to evaluate the manner in which these conflicts of interest are resolved before or after making an investment in our shares.

 Our board of directors’ loyalties to NNN REIT and possibly to future NNN REIT-affiliated programs could influence its judgment, resulting in actions that may not be in our stockholders’ best interest or that result in a disproportionate benefit to another NNN REIT-affiliated program at our expense.

The loyalties of our directors serving on the board of NNN REIT, or possibly on the boards of directors of future NNN REIT-affiliated programs, may influence the judgment of our board of directors when considering issues for us that also may affect other NNN REIT-affiliated programs, such as the following:

•	Our conflicts committee must evaluate the performance of our advisor with respect to whether our advisor is presenting to us our fair share of investment opportunities. If our advisor is not presenting a sufficient number of investment opportunities to us because it is presenting many opportunities to other NNN REIT-affiliated programs or if our advisor is giving preferential treatment to other NNN REIT-affiliated programs in this regard, our conflicts committee may not be well-suited to enforce our rights under the terms of the advisory agreement or to seek a new advisor.

•	We could enter into transactions with other NNN REIT-affiliated programs, such as property sales, acquisitions or financing arrangements. Such transactions might entitle our advisor or its affiliates to fees and other compensation from both parties to the transaction. For example, acquisitions from other NNN REIT-affiliated programs might entitle our advisor or its affiliates to disposition fees in connection with its services for the seller in addition to acquisition fees and other fees that we might pay to our advisor in connection with such transaction. Similarly, property sales to other NNN REIT-affiliated programs might entitle our advisor or its affiliates to acquisition fees in connection with its services to the purchaser in addition to disposition and other fees that we might pay to our advisor in connection with such transaction. Decisions of our board of directors or our conflicts committee regarding the terms of those transactions may be influenced by our board’s or our conflicts committee’s loyalties to such other NNN REIT-affiliated programs.

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•	A decision of our board of directors or our conflicts committee regarding the timing of a debt or equity offering could be influenced by concerns that the offering would compete with offerings of other NNN REIT-affiliated programs.

•	A decision of our board of directors or our conflicts committee regarding the timing of property sales could be influenced by concerns that the sales would compete with those of other NNN REIT-affiliated programs.

•	A decision of our board of directors or our conflicts committee regarding whether and when we seek to list our common stock on a national securities exchange could be influenced by concerns that such listing could adversely affect the sales efforts of other NNN REIT-affiliated programs, depending on the price at which our shares trade.

If we decided to become self-managed, the terms of the management arrangement may not be negotiated in an arms-length transaction.

We became self-managed for a short period from approximately October 2019 through January 2020. If we decided to become self-managed again by acquiring employees of our advisor and/or entities affiliated with our advisor, there is a risk that internalization of management would not be fair to stockholders because it may not be negotiated in an arms-length transaction. Our charter requires that a majority of our board of directors (including a majority of our conflicts committee) not otherwise interested in the transaction conclude that such internalization transaction is fair and reasonable to us and any fees or other compensation due by virtue of the internalization transaction to our advisor and/or affiliated entities are also fair and reasonable to us.

Conflicts of Interest

The following information supersedes and replaces the section of our Offering Circular captioned “Conflicts of Interest” beginning on page 59 of the Offering Circular.

We are subject to various conflicts of interest arising out of our relationship with our advisor and its affiliates, some of whom serve as our executive officers and directors. We discuss these conflicts below and conclude this section with a discussion of the corporate governance measures we have adopted to ameliorate some of the risks posed by these conflicts.

Our Affiliates’ Interests in Other NNN REIT-affiliated Programs

General

Our executive officers, our affiliated directors and other key real estate professionals at our advisor are also officers, directors, managers, key professionals and/or holders of a direct or indirect controlling interest in our advisor, NNN REIT and/or other NNN REIT-affiliated programs. These individuals have legal and financial obligations with respect to NNN REIT and those NNN REIT-affiliated programs that are similar to their obligations to us. In the future, these individuals and other affiliates of our advisor may organize other NNN REIT-affiliated programs and acquire for their own account real estate investments that may be suitable for us. NNN REIT-affiliated programs may have investment objectives that are similar to ours. Conflicts of interest may arise between us and the programs that have not yet been liquidated, between us and future programs and between us and the NNN REIT-affiliated programs.

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Allocation of Investment Opportunities

We rely on our advisor and the real estate professionals of our advisor to identify suitable investments. These real estate professionals are affiliated with NNN REIT. As such, NNN REIT and other NNN REIT-affiliated programs that are seeking investment opportunities as of the date of this offering circular all rely on many of the same professionals, as will future NNN REIT-affiliated programs. Many investment opportunities that are suitable for us may also be suitable for NNN REIT or other future NNN REIT-affiliated programs.

Our acquisition stage will overlap with NNN REIT’s and possibly future NNN REIT-affiliated programs. When the NNN REIT real estate professionals direct an investment opportunity to us or any NNN REIT-affiliated program, they, in their sole discretion, will offer the opportunity to the program or investor for which the investment opportunity is most suitable based on the investment objectives, portfolio and criteria of each program or investor. As a result, these NNN REIT real estate professionals could direct attractive investment opportunities to other entities or investors. For so long as we are externally advised, our charter provides that it shall not be a proper purpose of the corporation for us to make any significant investment unless our advisor has recommended the investment to us. See “Certain Conflict Resolution Measures” below.

 Competition for Tenants and Others

Conflicts of interest may exist to the extent that we acquire properties in the same geographic areas where NNN REIT or other current or future NNN REIT-affiliated programs or NNN REIT-affiliated entities own properties that are similar to ours. In such a case, a conflict could arise in the leasing of properties in the event that we, NNN REIT or another NNN REIT-affiliated program, or NNN REIT-affiliated entity were to compete for the same tenants in negotiating leases, or a conflict could arise in connection with the resale of properties in the event that we, NNN REIT or another NNN REIT-affiliated program, or NNN REIT-affiliated entity were to attempt to sell similar properties at the same time. However, our advisor, NNN REIT, NNN REIT-affiliated programs and NNN REIT-affiliated entities cannot fully avoid these conflicts because they may establish differing terms for resales or leasing of the various properties or differing compensation arrangements for service providers at these different properties.

Allocation of Our Affiliates’ Time

We rely on our advisor and the key real estate, management and accounting professionals our advisor has assembled, including Messrs. Broms, Halfacre, Pacini and Wirta, for the day-to-day operation of our business. NNN REIT also relies on many of the same real estate, management and accounting professionals, as will future NNN REIT-affiliated programs. Further, our officers and affiliated directors are also officers and/or affiliated directors of NNN REIT and will be for other NNN REIT-affiliated programs. As a result of their interests in NNN REIT and other NNN REIT-affiliated programs, their obligations to NNN REIT-affiliated programs and the fact that they engage in and they will continue to engage in other business activities on behalf of themselves and others, Messrs. Broms, Halfacre, Pacini and Wirta face conflicts of interest in allocating their time among us, our advisor, NNN REIT and other NNN REIT-affiliated programs, and other business activities in which they are involved. In addition, our advisor and its affiliates share many of the same key real estate, management and accounting professionals. Our executive officers and the key real estate, management and accounting professionals affiliated with our advisor who provide services to us are not obligated to devote a fixed amount of their time to us.

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Our advisor believes that our executive officers and the other key professionals have sufficient time to fully discharge their responsibilities to us and to the other businesses in which they are involved. We believe that our affiliates and executive officers will devote the time required to manage our business and expect that the amount of time a particular executive officer or affiliate devotes to us will vary during the course of the year and depend on our business activities at the given time. It is difficult to predict specific amounts of time an executive officer or affiliate will devote to us. We expect that our executive officers and affiliates will generally devote more time to programs raising and investing capital than to programs that have completed their offering stages, though from time to time each program will have its unique demands. Because many of the operational aspects of NNN REIT and other NNN REIT-affiliated programs are very similar, there are significant efficiencies created by the same team of individuals at our advisor providing services to multiple programs.

Receipt of Fees and Other Compensation by our Advisor and its Affiliates

Our advisor and its affiliates receive substantial fees from us, which fees were not negotiated at arm’s length. These fees could influence our advisor’s advice to us as well as the judgment of its affiliates, some of whom also serve as our executive officers and affiliated directors, and the key real estate, management and accounting professionals at our advisor. Among other matters, these compensation arrangements could affect their judgment with respect to:

•	the continuation, renewal or enforcement of our agreements with our advisor and its affiliates, including the advisory agreement;

•	public offerings of equity by us, which will may result in increased acquisition fees and asset management fees;

•	sales of real estate investments, which entitle our advisor to disposition fees;

•	acquisitions of real estate investments, which entitle our advisor to acquisition fees and asset management fees based on the cost of the investment and not based on the quality of the investment or the quality of the services rendered to us, which may influence our advisor to recommend riskier transactions to us and/or transactions that are not in our best interest and, in the case of acquisitions of investments from NNN REIT or other NNN REIT-affiliated programs, which might entitle affiliates of our advisor to disposition fees in connection with its services for the seller;

•	borrowings to acquire real estate investments, which borrowings will increase the acquisition fees and asset management fees payable to our advisor; and

•	whether and when we seek to list our shares of common stock on a national securities exchange, which listing may make it more likely for us to become self-managed or internalize our management.

Our Board of Directors’ Loyalties to NNN REIT and Possibly to Future NNN REIT-affiliated Programs

Two of our directors are also directors of NNN REIT. The loyalties of our directors serving on the boards of directors of NNN REIT or possibly on the board of directors of future NNN REIT-affiliated programs, may influence the judgment of our board when considering issues for us that also may affect NNN REIT and other NNN REIT-affiliated programs, such as the following:

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•	Our conflicts committee must evaluate the performance of our advisor with respect to whether our advisor is presenting to us our fair share of investment opportunities. If our advisor is not presenting a sufficient number of investment opportunities to us because it is presenting many opportunities to NNN REIT or other NNN REIT-affiliated programs or if our advisor is giving preferential treatment to NNN REIT or other NNN REIT-affiliated programs in this regard, our conflicts committee may not be well suited to enforce our rights under the terms of the advisory agreement or to seek a new advisor.

•	We could enter into transactions with NNN REIT or other NNN REIT-affiliated programs, such as property sales, acquisitions or financing arrangements. Such transactions might entitle our advisor or its affiliates to fees and other compensation from both parties to the transaction. For example, acquisitions from NNN REIT or other NNN REIT-affiliated programs might entitle our advisor or its affiliates to disposition fees in connection with its services for the seller, in addition to acquisition and other fees that we might pay to our advisor in connection with such transaction. Similarly, property sales to NNN REIT or other NNN REIT-affiliated programs might entitle our advisor’s affiliates to acquisition fees in connection with its services to the purchaser in addition to disposition and other fees that we might pay to our advisor in connection with such transaction. Decisions of our board or our conflicts committee regarding the terms of those transactions may be influenced by our board’s or our conflicts committee members’ loyalties to NNN REIT or such other NNN REIT-affiliated programs.

•	A decision of our board of directors or our conflicts committee regarding the timing of a debt or equity offering could be influenced by concerns that the offering would compete with an offering of NNN REIT or other NNN REIT-affiliated programs.

•	A decision of our board of directors or our conflicts committee regarding the timing of property sales could be influenced by concerns that the sales would compete with those of NNN REIT or other NNN REIT-affiliated programs.

•	A decision of our board of directors or our conflicts committee regarding whether and when we seek to list our shares of common stock on a national securities exchange could be influenced by concerns that such listing could adversely affect the sales efforts for NNN REIT or other NNN REIT-affiliated programs, depending on the price at which our shares trade.

Fiduciary Duties Owed by Some of Our Affiliates to Our Advisor and Our Advisor’s Affiliates

Our executive officers, our affiliated directors and our key real estate professionals are also officers, directors, managers, key professionals and/or holders of a direct or indirect controlling interest in or for:

•	NNN REIT;

•	our advisor; and

•	other NNN REIT-affiliated entities.

Through NNN REIT and NNN REIT-affiliated entities, some of these persons also serve as the investment advisors to NNN REIT-affiliated programs. As a result, they owe fiduciary duties to each of NNN REIT and these NNN REIT-affiliated programs, their stockholders, members and limited partners. These fiduciary duties may from time to time conflict with the fiduciary duties that they owe to us.

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Certain Conflict Resolution Measures

Responsibilities of Our Conflicts Committee

In order to ameliorate the risks created by conflicts of interest, the board of directors has delegated certain responsibilities to our conflicts committee acting by majority vote. An independent director is a person who is not one of our officers or employees or an officer or employee of our advisor or its affiliates and has not been so for the previous two years and meets the other requirements set forth in our charter.

Both our board of directors and our conflicts committee must act upon those conflict-of-interest matters that cannot be delegated to a committee under Maryland law. Our conflicts committee is also empowered to retain its own legal and financial advisors at our expense. Among the matters we expect to require approval of a majority of our conflicts committee are:

•	the continuation, renewal or enforcement of our agreements with our advisor and its affiliates, including the advisory agreement;

•	public offerings of securities;

•	sales of properties and other investments;

•	investments in properties and other assets;

•	borrowings;

•	compensation of our officers and directors who are affiliated with our advisor;

•	transactions with affiliates or other entities affiliated with our directors and executive officers, including NNN REIT;

•	whether and when we seek to list our shares of common stock on a national securities exchange;

•	whether and when we seek to become self-managed; and

•	whether and when we seek to sell the company or substantially all of its assets.

All proposed investments exceeding a de minimis amount established by our board of directors, including a majority of our conflicts committee, must be approved by at least a majority of our board of directors, including a majority of our conflicts committee. Unless otherwise provided by our charter, our conflicts committee may approve a proposed investment without action by the full board of directors if the approving conflicts committee constitute at least a majority of our board of directors.

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Charter Provisions Relating to Conflicts of Interest

Our charter contains restrictions relating to conflicts of interest, including the following:

Advisor Compensation.  Our conflicts committee evaluates at least annually whether the compensation that we contract to pay to our advisor and its affiliates is reasonable in relation to the nature and quality of services performed and whether such compensation is within the limits prescribed by the charter. Our conflicts committee also supervises the performance of our advisor and its affiliates and the compensation we pay to them to determine whether the provisions of our compensation arrangements are being carried out. This evaluation is based on the following factors as well as any other factors deemed relevant by our conflicts committee:

•	the amount of the fees and any other compensation, including stock-based compensation, paid to our advisor and its affiliates in relation to the size, composition and performance of our investments;

•	whether the total fees and expenses incurred by us are reasonable in light of our investment performance, net assets, net income and the fees and expenses of other comparable unaffiliated REITs;

•	the success of our advisor in generating appropriate investment opportunities;

•	the rates charged to other companies, including other REITs, by advisors performing similar services;

•	additional revenues realized by our advisor and its affiliates through their relationship with us, including whether we pay them, or they are paid by others with whom we do business;

•	the quality and extent of service and advice furnished by our advisor and its affiliates;

•	the performance of our investment portfolio; and

•	the quality of our portfolio relative to the investments generated by our advisor and its affiliates for their own account and for their other sponsored programs.

Under our charter, we can only pay our advisor or its affiliates a disposition fee or commission in connection with the sale of an asset if: (i) our advisor or its affiliates provide a substantial amount of the services in the effort to sell the asset; (ii) the fee does not exceed 3% of the sales price of the asset; and (iii) if in connection with a disposition in which commissions are paid to third parties unaffiliated with our advisor or its affiliates, the commission paid to our advisor or its affiliates does not exceed 6% when combined with the commissions paid to such unaffiliated third parties. We do not intend to sell assets to affiliates. However, if we do sell an asset to an affiliate, our organizational documents would not prohibit us from paying our advisor or its affiliates a disposition fee. Before we sold an asset to an affiliate, our charter would require that a majority of our board of directors (including a majority of our conflicts committee) not otherwise interested in the transaction conclude that the transaction is fair and reasonable to us.

 Our charter also limits the amount of acquisition fees and acquisition expenses we can incur to a total of 6% of the contract purchase price for the property. This limit may only be exceeded if a majority of our board of directors (including a majority of our conflicts committee) not otherwise interested in the transaction approves the fees and expenses and finds the transaction to be commercially competitive, fair and reasonable to us. Although our charter permits acquisition fees and acquisition expenses to equal 6% of the purchase price, our advisory agreement limits the acquisition fee to 3% of the purchase price (including any acquisition expenses and any debt attributable to such investments). Any increase in the acquisition fee stipulated in the advisory agreement would require the approval of a majority of our conflicts committee.

Term of Advisory Agreement. A majority of our independent directors or our advisor may terminate our advisory agreement with our advisor with or without cause on 90 days’ written notice. In such event, our advisor must cooperate with us and our directors in making an orderly transition of the advisory function.

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Upon termination of the advisory agreement by the independent directors without cause at a time when no cause for termination exists, our advisor may be entitled to a termination fee equal to the Liquidation Fee (as defined in the advisory agreement).

Our Acquisitions. We will not purchase or lease assets in which our advisor, any of our directors or officers or any of their affiliates has an interest without a determination by a majority of our board of directors (including a majority of our conflicts committee) not otherwise interested in the transaction that such transaction is fair and reasonable to us and at a price to us no greater than the cost of the asset to the affiliated seller or lessor, unless there is substantial justification for the excess amount. In no event may we acquire any such real property at an amount in excess of its current appraised value. An appraisal is “current” if obtained within the prior year. If a property with a current appraisal is acquired indirectly from an affiliated seller through the acquisition of securities in an entity that directly or indirectly owns the property, a second appraisal on the value of the securities of the entity shall not be required if (i) our conflicts committee determines that such transaction is fair and reasonable; (ii) the transaction is at a price to us no greater than the cost of the securities to the affiliated seller; (iii) the entity has conducted no business other than the financing, acquisition and ownership of the property; and (iv) the price paid by the entity to acquire the property did not exceed the current appraised value.

Our charter provides that the consideration we pay for real property will ordinarily be based on the fair market value of the property as determined by a majority of the members of our board of directors, or the approval of a majority of our conflicts committee. In cases in which a majority of our conflicts committee so determines, and in all cases in which real property is acquired from our advisor, any of our directors or officers or any of their affiliates, the fair market value shall be determined by an independent expert selected by our conflicts committee not otherwise interested in the transaction.

Other Transactions Involving Affiliates. A majority of our board of directors (including a majority of our conflicts committee) not otherwise interested in the transactions must conclude that all other transactions between us and our advisor, any of our officers or directors or any of their affiliates are fair and reasonable to us and on terms and conditions not less favorable to us than those available from unaffiliated third parties.

Repurchase of Our Shares. Our charter provides that we may not repurchase shares of our common stock if such repurchase would materially impair our capital or operations as determined by our board of directors. In addition, our charter prohibits us from paying a fee to our advisor, our directors or officers, or any of their affiliates in connection with our repurchase of our common stock.

Loans to Affiliates. We will not make any loans to our advisor or to our directors or officers or any of their affiliates. In addition, we will not borrow from these affiliates unless a majority of our board of directors (including a majority of conflicts committee) not otherwise interested in the transaction approves the transaction as being fair, competitive and commercially reasonable and no less favorable to us than comparable loans between unaffiliated parties. These restrictions on loans will only apply to advances of cash that are commonly viewed as loans, as determined by our board of directors. By way of example only, the prohibition on loans would not restrict advances of cash for legal expenses or other costs incurred as a result of any legal action for which indemnification is being sought nor would the prohibition limit our ability to advance reimbursable expenses incurred by directors or officers or our advisor or its affiliates.

Reports to Stockholders. Our charter requires that we prepare an annual report and deliver it to our common stockholders within 120 days after the end of each fiscal year. Our directors are required to take reasonable steps to ensure that the annual report complies with our charter provisions.

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Voting of Shares Owned by Affiliates. Before becoming a common stockholder, our advisor and our directors and officers and their affiliates must agree to abstain from voting their shares of common stock in any vote regarding (i) the removal of any of them or their affiliates or (ii) any transaction between them and us.

Ratification of Charter Provisions. Our board of directors and a majority of our conflicts committee reviewed and ratified our charter by the vote of a majority of their respective members, as required by our charter.

Internalization Fee

We became self-managed for a short period from approximately October 2019 through January 2020. If we decided to become self-managed again by acquiring our advisor and/or entities affiliated with our advisor, our charter would require that a majority of our board of directors (including a majority of our conflicts committee) not otherwise interested in the transaction conclude that such transaction is fair and reasonable to us and any fees or other compensation due by virtue of the transaction to our advisor and/or affiliated entities are also fair and reasonable to us.

Allocation of Investment Opportunities

Investment opportunities that are suitable for us may also be suitable for NNN REIT and other future NNN REIT-affiliated programs. When our advisor’s real estate professionals direct an investment opportunity to NNN REIT or any NNN REIT-affiliated program, they, in their sole discretion, will have to determine the program for which the investment opportunity is most suitable based on the investment objectives, portfolio and criteria of each program. The factors that the real estate professionals will consider when determining whether we, NNN REIT or an NNN REIT-affiliated program are most suitable for an investment opportunity are the following:

•	the investment objectives and criteria of each program;

•	the cash requirements of each program;

•	the effect of the investment on the diversification of each program’s portfolio by type of investment, risk of investment, type of property, geographic location of properties, and tenants of properties;

•	the policy of each program relating to leverage;

•	the anticipated cash flow of the property or asset to be acquired;

•	the income tax effects of the purchase on each program;

•	the size of the investment; and

•	the amount of funds available to each program and the length of time such funds have been available for investment.

If a subsequent event or development, such as a delay in the closing of a property or investment or a delay in the construction of a property, causes any investment, in the opinion of our advisor’s real estate professionals, to be more appropriate for NNN REIT or another NNN REIT-affiliated program, they may offer the investment to NNN REIT or such NNN REIT-affiliated program.

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Investment Objectives and Criteria

The following information supersedes and replaces the sole paragraph of the section of our Offering Circular captioned “Investment Objectives and Criteria – Affiliate Transaction Policy” on page 70 of the Offering Circular.

Our conflicts committee will review and approve all matters the board of directors believes may involve a conflict of interest. A majority of our conflicts committee will approve all transactions between us and our advisor and its affiliates. See “Conflicts of Interest — Certain Conflict Resolution Measures.” We will not acquire any properties in which our advisor, or its executive officers, owns an economic interest unless approved by our conflicts committee.

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